AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

December 18, 2018

VIA EDGAR

Sally Samuel, Attorney

Chad Eskildsen, Staff Accountant

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Pacific Select Fund – Form N-14 in connection with the reorganization of the Floating Rate Loan Portfolio

Dear Ms. Samuel and Mr. Eskildsen:

This letter is being provided in response to follow-up comments via telephone received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on December 17, 2018, concerning pre-effective amendment (“PEA”) No. 1 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-14, which was filed November 16, 2018 with the Commission in connection with the proposed reorganization and merger of the Floating Rate Loan Portfolio into the Floating Rate Income Portfolio, each a series of the Registrant, and the initial response letter filed on December 13, 2018 (the “Letter”). Set forth below is the staff’s comment followed by Registrant’s response. Any capitalized terms not defined herein have the meanings as defined in PEA No. 1 of the Registrant.

1.	Comment: On Comment 3 of the Letter, please consider stating that the Board considered “the following material factors.” The Registrant can include other disclosure as appropriate.

Response: The requested change will be made.

2.	Comment: Approval of the Reorganization – Board Considerations: On Comment 4 of the Letter, please further clarify in the disclosure why Pacific Asset Management is deemed a “manager” and not a “sub-adviser.”

Response: The first reference to Pacific Asset Management, which is about continuity of management, will be deleted. References to Pacific Asset Management as “New Manager” will be replaced with “Pacific Asset Management” in the rest of the document. In addition, the disclosure in the “Continuity of Management Compliance Oversight” on page 20 will be revised to replace “but that there will be a change in manager as Pacific Asset Management is the manager to the Surviving Fund” with “but that there will be a change to the day-to-day portfolio management as Eaton Vance Investment Managers is the manager for the Acquired Fund and Pacific Asset Management is the manager for the Surviving Fund. Additional information about the Adviser and Pacific Asset Management is provided in Section VII.”

3.	Comment: On Comment 5d of the Letter, please clarify further in disclosure that the waiver applies to the combined assets of the Surviving Fund, not just assets over $1 billion.

Response: The requested change will be made.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP

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